UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Issuance of Class B Ordinary Shares

On October 10, 2025, the Board of Directors of Ryde Group Ltd (the “Company”) has approved a strategic issuance of Class B Ordinary Shares to its Founder, Chairman, and Chief Executive Officer, Mr. Terence Zou, to accelerate the execution of the Company’s Ryde 2.0 transformation plan.

This initiative underscores the Board’s strong confidence in Ryde’s leadership and its bold pivot toward electric vehicles (EVs), fleet leasing, and new strategic partnerships that will strengthen recurring revenues, capital efficiency, and sustainability outcomes. These efforts form the cornerstone of Ryde 2.0, the Company’s next-generation mobility platform integrating ride-hailing, EV leasing, autonomous vehicle pilots, and digital asset initiatives.

Under this plan, on October 10, 2025, the Board of Directors approved the issuance of 2,000,000 Class B Ordinary Shares to Mr. Terence Zou in recognition of his significant contribution to the successful completion of the recent US$1.6 million Registered Direct Offering, a key step in reinforcing the Company’s capital base and positioning Ryde for its next phase of growth.

The Board has further authorized the allotment and issuance of up to 30,000,000 additional Class B Ordinary Shares to Mr. Terence Zou, tied to performance-based milestones aligned with Ryde’s long-term value creation goals:

(a)	the allotment and issuance of 28,000,000 Class B Ordinary Shares is contingent upon the successful completion of the Company’s planned US$40 million fundraising by June 30, 2026, directly supporting Ryde 2.0’s growth and financing roadmap, including EV fleet expansion and leasing operations; and
(b)	the allotment and issuance of 2,000,000 Class B Ordinary Shares is contingent upon confirmation that the Company’s revenue growth in the first half of 2025 exceeds 20% compared to the same period in 2024.

This structure aligns leadership incentives with shareholder outcomes, linking equity rewards to measurable execution and tangible business performance.

The Company’s share capital is divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to 10 votes per share. After the issuance of 2,000,000 Class B Ordinary Shares, Mr. Terence Zou will beneficially own an aggregate 7,177,175 Class B Ordinary Shares, which will constitute approximately 9.5% of the Company’s total issued and outstanding share capital and approximately 51.1% of the aggregate voting power, assuming the Company’s total issued and outstanding share capital is 75,901,826 Ordinary Shares, comprising 68,724,651 Class A Ordinary Shares and 7,177,175 Class B Ordinary Shares. Subsequently, upon the achievement of performance-based milestones and the issuance of all 30,000,000 Class B Ordinary Shares, Mr. Terence Zou will beneficially own an aggregate 37,177,175 Class B Ordinary Shares, which will constitute approximately 35.1% of the Company’s total issued and outstanding share capital and approximately 84.4% of the aggregate voting power, assuming the Company’s total issued and outstanding share capital is 105,901,826 Ordinary Shares, comprising 68,724,651 Class A Ordinary Shares and 37,177,175 Class B Ordinary Shares. The Class B Ordinary Shares are not listed on the NYSE American market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ryde Group Ltd

Date: October 10, 2025	By:	/s/ Zou Junming Terence
	Name:	Zou Junming Terence
	Title:	Chairman of the Board of Directors and Chief Executive Officer